                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G





                               (Amendment No. )(1)

                            AVAX Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

        Series C Convertible Preferred Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  053495-30-5
                       ----------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)               Page 1 of 8 pages

CUSIP NO.   053495-30-5                13G                    PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Essex Woodlands Health Venture Fund IV, L.P.
-------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          Not Applicable                                               (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF
                                 1,851,091
        SHARES          -------------------------------------------------------
                           6     SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                        -------------------------------------------------------
         EACH              7     SOLE DISPOSITIVE POWER

       REPORTING
                                 1,851,091
        PERSON          -------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
         WITH

-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,851,091
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Not Applicable                                                  [ ]
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.31%

-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)
           PN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


SEC 1745 (10-88)               Page 2 of 8 pages

CUSIP NO.   053495-30-5                13G                    PAGE 3 OF 8 PAGES

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Essex Woodlands Health Venture Fund, LLC
-------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          Not Applicable                                               (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF
                                 1,851,091
        SHARES          -------------------------------------------------------
                           6     SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                        -------------------------------------------------------
         EACH              7     SOLE DISPOSITIVE POWER

       REPORTING
                                 1,851,091
        PERSON          -------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
         WITH

-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,851,091
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Not Applicable                                                  [ ]
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.31%

-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)
           00

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


SEC 1745 (10-88)               Page 3 of 8 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)     Check if the aggregate amount reported as beneficially owned in row
         (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                      Category                                       Symbol
             Broker Dealer                                             BD
             Bank                                                      BK
             Insurance Company                                         IC
             Investment Company                                        IV
             Investment Adviser                                        IA
             Employee Benefit Plan, Pension Fund,
                  or Endowment Fund                                    EP
             Parent Holding Company                                    HC
             Corporation                                               CO
             Partnership                                               PN
             Individual                                                IN
             Other                                                     OO


SEC 1745 (10-88)               Page 4 of 8 pages

Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.


SEC 1745 (10-88)               Page 5 of 8 pages

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

         (a)      Name of Issuer

                           AVAX TECHNOLOGIES, INC.

         (b)      Address of Issuer's Principal Executive Offices

                           4520 MAIN STREET, SUITE 930
                           KANSAS CITY, MISSOURI 64111

ITEM 2.

         (a)      Name of Person Filing

                           (1)  ESSEX WOODLANDS HEALTH VENTURE FUND IV, L.P.
                           (2)  ESSEX WOODLANDS HEALTH VENTURE FUND, LLC
                                   (WHICH IS THE GENERAL PARTNER OF ESSEX
                                   WOODLANDS HEALTH VENTURE FUND IV, L.P.)

         (b)      Address of Principal Business Office or, if none, Residence

                           (1)  190 S. LASALLE, SUITE 2800
                                CHICAGO, ILLINOIS 60603
                           (2)  190 S. LASALLE, SUITE 2800
                                CHICAGO, ILLINOIS 60603

         (c)      Citizenship

                           (1)  DELAWARE
                           (2)  DELAWARE

         (d)      Title of Class of Securities

                           (1)  COMMON STOCK, $.004 PER SHARE
                           (2)  COMMON STOCK, $.004 PER SHARE

                  THE SHARES OF COMMON STOCK COVERED BY THIS SCHEDULE 13G MAY BE ACQUIRED BY ESSEX WOODLANDS HEALTH VENTURE FUND IV, L.P. ON THE EXERCISE OF SHARES OF THE SERIES C CONVERTIBLE PREFERRED STOCK, SERIES A WARRANTS AND SERIES B WARRANTS OF THE ISSUER.

         (e)      CUSIP Number

                           (1)  053495-30-5
                           (2)  053495-30-5


SEC 1745 (10-88)               Page 6 of 8 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4.  OWNERSHIP

         The following responses apply both to Essex Woodlands Health Venture Fund IV, L.P. and Essex Woodlands Health Venture Fund, LLC.

         (a)      Amount Beneficially Owned:  1,851,091

         (b)      Percent of Class:  15.31%

         (c)      Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote: 1,851,091
                  (ii)     shared power to vote or to direct the vote:  -0-
                  (iii) sole power to dispose or to direct the disposition of: 1,851,091
                  (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SEC 1745 (10-88)               Page 7 of 8 pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                             ESSEX WOODLANDS HEALTH VENTURE IV, L.P.
                             By:    Essex Woodlands Health Venture Fund, L.L.C.



                             By:    /s/ James Currie
                                    -------------------------------------------
                             Date:  March 10, 1999


                             ESSEX WOODLANDS HEALTH VENTURE FUND, L.L.C.



                             By:    /s/ James Currie
                                    -------------------------------------------
                             Date:  March 10, 1999



SEC 1745 (10-88)               Page 8 of 8 pages